 Exhibit 1

JOINT FILING AGREEMENT

This will confirm the agreement by and among all the undersigned that the Schedule 13D amendment filed on or about this date and any further amendments thereto with respect to beneficial ownership by the undersigned of shares of the common stock, no par value, of Weis Markets, Inc., is being filed on behalf of each of the undersigned in accordance with Rule 13d 1(k)(1) under the Securities Exchange Act of 1934.  This agreement may be executed in two or more counterparts, each of which shall be deemed an original, but all of which together shall constitute one and the same instrument.

June 15, 2015	June 15, 2015
Date	Date

/s/Patricia G. Ross Weis	/s/ Patricia G. Ross Weis
Signature	Signature
Patricia G. Ross Weis, Attorney-in-Fact for Robert F. Weis	Patricia G. Ross Weis